Mail Stop 3561

May 17, 2006

Kenneth A. Hiltz
Chief Financial Officer
Dana Corporation
4500 Dorr Street
Toledo, OH 43615

>   **RE: Dana Corporation (the Company)**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **File No. 1-01063**

Dear Mr. Hiltz:

Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 15. Impairments, Discontinued Operations, Divestitures and Realignment of Operations, page 90

Discontinued Operations, page 91

1.   We note from your disclosure that on October 17, 2005, your board approved the plan to sell the engine hard parts, fluid products, and pump products businesses, and beginning in the fourth quarter of 2005, the businesses were classified as "held for sale" and as discontinued operations within your consolidated financial statements. We also note that you recorded realignment and impairment charges of $290 million and additional charges of $121 million during the quarters ended September 30, 2005 and December 31, 2005, respectively to reduce the businesses to net realizable value. Based on such disclosures, it appears that you have measured your "held for sale" assets on a net realizable value basis rather than at the lower of its carrying amount or fair value less costs to sell as prescribed in paragraph 34 of SFAS No. 144. Please clarify for us and explain how your accounting treatment complies with the guidance noted above. If the difference between the net realizable value of the assets and amount representing the lower of the carrying amount or fair value less costs to sell is immaterial, please revise future filings to clarify this fact and provide us with your analysis which supports your conclusion(s).

2.   Please revise your table on page 93 in future filings to include prior year comparative information for the assets and liabilities associated with discontinued operations reported in your consolidated balance sheets.

Realignment of Operations, page 93

3.   For each reportable segment, you are required to disclose the total amount of costs expected to be incurred in connection with the exit or disposal activity, the amount incurred in the period and cumulative amount incurred to date net of any adjustment to the liability with any explain of the reasons thereof. Refer to paragraph 20(d) of SFAS No. 146. In this regard, please confirm to us that you will comply with all disclosure requirements of SFAS No. 146 in future filings, where applicable.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding the comments above.

Sincerely,

Linda Cvrkel
Branch Chief